Exhibit 99

FOR IMMEDIATE RELEASE
August 5, 2004

IDACORP Reports Second Quarter Results;
Reaffirms 2004 Earnings Guidance

BOISE - IDACORP, Inc. (NYSE:IDA) today reported second quarter net income of $13.0 million, or $0.34 per share, compared to a $0.9 million net loss, or ($0.02) per share, for the second quarter of 2003.  Year-to-date, IDACORP recorded net income of $32.7 million, or $0.85 per share compared with last year's $4.0 million net loss, or ($0.10) per share.

"Customer growth contributed to improved results at Idaho Power Company compared to a year ago," said IDACORP President and Chief Executive Officer Jan B. Packwood.  "Increased sales, combined with higher base rates that became effective June 1, 2004, and contributions from our non-regulated businesses resulted in improved earnings for the company.

"Earnings were reduced by the write-off of $9.8 million due to the disallowance of some capitalized costs by the Idaho Public Utilities Commission in our recently concluded rate case," he added.

The company reaffirms its recently updated 2004 annual earnings-per-share guidance of $1.70 to $2.00.

Business Operations
IDAHO POWER COMPANY

Idaho Power contributed $0.21 per share to the second quarter, a decline from $0.31 per share during the same period in 2003.  The utility's year-to-date results of $0.72 per share reflect a 7 percent increase over the $0.67 per share earned in the first half of 2003.

Earnings in the second quarter this year decreased primarily due to $9.8 million of asset impairments related to capitalized items disallowed in Idaho Power's general rate case.  These consist of $7.8 million of incentive payments capitalized in prior years and $2.0 million of capitalized pension costs.  In total, this is approximately $0.15 per share.  These write-offs were partially offset by continued strong customer growth as Idaho Power added more than 13,000 customers during the past 12 months.

Stream flow conditions have remained below average in 2004.  Through July 31, 2004, the Northwest River Forecast Center reports cumulative inflow to Brownlee Reservoir since April 1, 2004, of 3.2 million acre-feet (maf).  The 30-year average April-through-July Brownlee inflow reported by the Northwest River Forecast Center is 6.3 maf.  April through July Brownlee inflow for 2004 is approximately 50 percent of the 30-year average, making this the fifth consecutive year of below average inflow.  Stream flows are forecasted to remain below average through at least September 2004.

Estimated generation from Idaho Power's hydroelectric facilities is expected to be 6.4 million megawatt-hours in 2004, an increase of 400,000 megawatt-hours over first quarter estimates.  This compares to 6.1 million megawatt-hours in 2003 and normal generation of 9.3 million megawatt-hours.

NON-REGULATED BUSINESS UNITS

IDACORP Financial contributed $0.12 per share to the second quarter earnings and $0.19 per share year-to-date.  Of this, $0.05 per share came from the gain on the sale of its investment in the El Cortez property in Southern California in April.

Ida-West Energy earned $0.06 per share for the second quarter and $0.07 per share for the first half of 2004.  These results include approximately $0.05 per share from the gain on the extinguishment of debt.

IDACORP Energy contributed $0.02 per share for both the quarter and year-to-date as a result of the settlement of outstanding litigation.

IDACOMM and Velocitus together broke even for the quarter and recorded a ($0.01) per share loss through the first six months of 2004.

IdaTech recorded per-share losses of ($0.04) and ($0.07) for the second quarter and year-to-date, respectively.

A ($0.03) per share loss has been registered at the holding company in the second quarter with a ($0.07) per share loss year-to-date 2004.

Income Taxes

IDACORP's effective tax rate increased to 3.8 percent for the six months ended June 30 from an effective tax rate of zero for the same period last year.  The current year rate is primarily the result of the increase in pre-tax earnings, net of the benefits generated by the IDACORP Financial tax credits.

IDACORP Financial generates federal income tax credits and accelerated tax depreciation benefits related to its investments in affordable housing and historic rehabilitation developments.  Net reductions in consolidated income taxes related to IDACORP Financial tax credits were approximately $5 million and $10 million for the three and six months ended both June 30, 2004 and 2003.

Conference Call

The company will hold an analyst conference call today at 2:30 p.m. Mountain Time (4:30 p.m. Eastern Time).  All parties interested in listening may do so through a live Web cast.  Details of the conference call logistics are posted on the company's website (http://www.idacorpinc.com).  A replay of the conference call will be available on the company's website for a period of 12 months.

Background Information

Boise, Idaho-based IDACORP, formed in 1998, is a holding company comprised of Idaho Power Company, a regulated electric utility; IDACORP Financial, an investment company with its primary activities in affordable housing projects; IdaTech, a developer and manufacturer of fuel cell systems, products and solutions; IDACOMM, a provider of telecommunication services; Velocitus, a provider of commercial and residential Internet services; Ida-West Energy, an operator of independent power projects; and IDACORP Energy, a marketer of electricity and natural gas that wound down its operations during 2003.

Certain statements contained in this news release, including statements with respect to future earnings, ongoing operations, and financial conditions, are "forward-looking statements" within the meaning of federal securities laws.  Although IDACORP and Idaho Power believe that the expectations and assumptions reflected in these forward-looking statements are reasonable, these statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the statements.   Important factors that could cause actual results to differ materially from the forward-looking statements include: changes in governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission, the Idaho Public Utilities Commission and the Oregon Public Utility Commission, with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, relicensing of hydroelectric projects, recovery of purchased power, recovery of other capital investments, present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs) and other refund proceedings; litigation and regulatory proceedings resulting from the energy situation in the western United States; economic, geographic and political factors and risks; changes in and compliance with environmental, endangered species and safety laws and policies; weather variations affecting hydroelectric generating conditions and customer energy usage; operating performance of plants and other facilities; system conditions and operating costs; population growth rates and demographic patterns;  pricing and transportation of commodities; market demand and prices for energy, including structural market changes; changes in capacity, fuel availability and prices; changes in tax rates or policies, interest rates or rates of inflation; changes in actuarial assumptions; adoption of or changes in critical accounting policies or estimates; exposure to operational, market and credit risk; changes in operating expenses and capital expenditures; capital market conditions; rating actions by Moody's, Standard & Poor's, and Fitch; competition for new energy development opportunities; results of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general economic conditions; natural disasters, acts of war or terrorism; increasing health care costs and the resulting effect on health insurance premiums paid for employees; increasing costs of insurance, changes in coverage terms and the ability to obtain insurance; technological developments that could affect the operations and prospects of our subsidiaries or their competitors; legal and administrative proceedings, whether civil or criminal, and settlements that influence business and profitability; and new accounting or Securities and Exchange Commission requirements, or new interpretation or application of existing requirements.  Any such forward-looking statements should be considered in light of such factors and others noted in the companies' Form 10-K for the year 2003, the Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and other reports on file with the Securities and Exchange Commission.

IDACORP, Inc.
Consolidated Statements of Operations
For Periods Ended June 30, 2004 and 2003
Summary Financial Information
(Unaudited)
(Thousands of Dollars, except per share data)

	Three Months Ended		Year-To-Date
	6/30/04	6/30/03	6/30/04	6/30/03
Operating Revenues:
Electric utility:
General business	$158,305	$166,613	$304,462	$341,675
Off-system sales	36,809	19,839	64,930	38,447
Other revenues	11,795	11,176	21,120	20,928
Total electric utility revenue	206,909	197,628	390,512	401,050
Energy marketing	(9)	(1,053)	77	2,540
Other	4,972	3,701	9,472	8,614
Total Operating Revenues	211,872	200,276	400,061	412,204

Operating Expenses:
Electric Utility:
Purchased power	64,766	32,019	83,270	45,625
Fuel expense	21,569	23,908	49,073	49,446
Power cost adjustment	(1,746)	25,383	10,818	77,230
Other operations & maintenance	63,193	59,537	117,340	110,122
Depreciation	25,271	24,279	50,161	48,413
Taxes other than income taxes	5,378	5,251	10,943	10,408
Impairment of assets	9,756	-	9,756	-
Total electric utility expenses	188,187	170,377	331,361	341,244

Energy marketing:
Cost of revenues	-	(15)	(79)	3,705
Selling, general & administrative	543	6,481	1,064	13,184
Net (gain) loss on legal disputes	(1,648)	-	(1,649)	10,938
Other	9,383	9,433	17,763	17,699
Total Operating Expenses	196,465	186,276	348,460	386,770

Operating Income (Loss):
Electric utility	18,722	27,251	59,151	59,806
Energy marketing	1,096	(7,519)	741	(25,287)
Other	(4,411)	(5,732)	(8,291)	(9,085)
Total Operating Income	15,407	14,000	51,601	25,434

Other Income
	17,491	5,448	23,847	11,600

Other Expenses
	7,632	4,075	11,179	7,598

Interest Expense and Preferred Dividends:
Interest on long-term debt	13,215	14,449	26,568	29,642
Other interest	1,585	937	2,037	2,012
Preferred dividends of Idaho Power Co	853	866	1,707	1,734
Total Interest Expense and Preferred
Dividends	15,653	16,252	30,312	33,388

Income (Loss) Before Income Taxes	9,613	(879)	33,957	(3,952)
Income Tax (Benefit) Expense	(3,379)	-	1,306	-
Net Income (Loss)	$12,992	$(879)	$32,651	$(3,952)

Average Common Shares
Outstanding (000's)	38,189	38,247	38,194	38,220

Earnings (Loss) per Share
(Basic and Diluted)	$0.34	(0.02)	0.85	$(0.10)

IDACORP, Inc.
Consolidated Statements of Cash Flows
For Six Months Ended June 30, 2004 and 2003
(Unaudited)
Summary Financial Information
(Thousands of Dollars)

	Six Months Ended
	6/30/04	6/30/03
Operating Activities
Net Income (loss)	$32,651	$(3,952)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Net non-cash loss on legal disputes	-	10,938
Impairment of assets	9,756	-
Gain on sale of assets	(4,780)	-
Gain on extinguishment of debt	(7,188)	-
Allowance for uncollectible accounts	180	(263)
Unrealized losses from energy marketing activities	-	11,691
Depreciation and amortization	61,861	65,744
Deferred taxes and investment tax credits	(21,111)	(54,465)
Accrued power cost adjusment costs	9,946	75,314
Change in:
Receivables and prepayments	(2,208)	69,052
Accounts payable and other accrued liabilities	(10,758)	(76,246)
Taxes receivable/accrued	13,710	38,928
Other	8,196	862
Net cash provided by operating activities	90,255	137,603

Investing Activities	(87,621)	(64,426)

Financing Activities
Issuance of long-term debt	50,000	165,475
Retirement of long-term debt	(69,591)	(167,329)
Decrease in short-term borrowings	(16,650)	(57,150)
Dividends on common stock	(22,923)	(35,487)
Other	(1,395)	(1,297)
Net cash used in financing activities	(60,559)	(95,788)

Net decrease in cash and cash equivalents	(57,925)	(22,611)

Cash and cash equivalents - beginning of period	75,159	42,736

Cash and cash equivalents - end of period	$17,234	$20,125

IDACORP, Inc.
Consolidated Balance Sheets
As of June 30, 2004 and December 31, 2003
(Unaudited)
Summary Financial Information
(Thousands of Dollars)

	6/30/04	12/31/03

Assets
Cash and cash equivalents	$17,234	$75,159
Receivables, net of allowance	57,318	58,598
Energy marketing assets	8,739	4,176
Employee notes	3,637	3,347
Other current assets	111,400	92,496
Total current assets	198,328	233,776

Investments	196,622	204,474
Property, plant and equipment-net	2,146,657	2,088,319

Energy marketing assets - long-term	17,907	14,358
Regulatory assets	414,717	427,760
Employee notes - long-term	4,370	4,775
Other assets	128,086	128,264
Total other assets	565,080	575,157

Total Assets	$3,106,687	$3,101,726

Liabilities And Shareholders' Equity
Current maturities of long-term debt	$17,443	$67,923
Notes payable	77,895	93,650
Accounts payable	51,297	60,916
Energy marketing liabilities	8,411	4,317
Other current liabilities	98,539	80,517
Total current liabilities	253,585	307,323

Deferred income taxes	534,989	554,715
Energy marketing liabilities - long-term	17,976	14,393
Regulatory liabilities	261,788	258,524
Other liabilities	117,869	104,290
Total other liabilities	932,622	931,922

Long-term debt	995,210	945,834
Preferred stock of Idaho Power Company	52,299	52,366
Shareholders' equity	872,971	864,281

Total Liabilities & Shareholders' Equity	$3,106,687	$3,101,726

Idaho Power Company Supplemental Operating Statistics

	Three Months Ended		Year-To-Date
	6/30/04	6/30/03	6/30/04	6/30/03
Energy Use - MWh

Residential	896,657	936,589	2,258,484	2,136,280
Commercial	829,270	820,559	1,723,008	1,663,652
Industrial	788,905	758,588	1,615,482	1,528,153
Irrigation	754,964	675,637	764,760	676,706
Total General Business	3,269,796	3,191,373	6,361,734	6,004,791
Off-System Sales	975,272	568,716	1,648,756	981,775
Total	4,245,068	3,760,089	8,010,490	6,986,566

Revenue ($000's)

Residential	$54,281	$60,031	$132,009	$144,239
Commercial	38,713	42,450	78,836	90,860
Industrial	27,399	29,661	55,062	71,920
Irrigation	37,912	34,471	38,555	34,656
Total General Business	158,305	166,613	304,462	341,675
Off-System Sales	36,809	19,839	64,930	38,447
Total	$195,114	$186,452	369,392	380,122

Customers - Period End

Residential	359,615	348,248
Commercial	55,445	54,136
Industrial	114	116
Irrigation	17,326	16,972
Total	432,500	419,472